Form MA Annual

Filing Date: June 23, 2025

Summary of Changes:

1. Item 1, K(2):
   a. Remove Duplicate entry of MACQUARIE FUND ADVISERS PTY LTD
2. Item 4, A:
   a. Updated Number of MCUSA staff to 583 (as of March 31, 2025)
3. Item 4, F:
   a. Updated number of clients served to 0
4. Schedule C, Direct Owners and Executive Officers:
   a. Remove Stephen Mehos
5. Schedule C, Indirect Owners
   a. Updated MACQUARIE GROUP (US) HOLDINGS NO. 1 PTY LTD to correct IRS Tax #
   b. Update MACQUARIE CAPITAL INTERNATIONAL HOLDING PTY LTD to MACQUARIE CORPORATE INTERNATIONAL HOLDINGS PTY LIMITED & corrected IRS Tax #
   c. Addition of MACQUARIE GROUP LIMITED as Indirect Owner
   d. Addition of MACQUARIE FINANCIAL LIMITED as Indirect Owner
   e. Addition of MACQUARIE EQUITIES (US) HOLDINGS PTY LIMITED as Indirect Owner
   f. Addition of MACQUARIE CORPORATE HOLDINGS PTY LIMITED
6. Regulatory Action DRP Changes:
   a. Add disclosure occurrence ID 2373691
   b. Add disclosure occurrence ID 2383003
   c. Add disclosure occurrence ID 2407476
   d. Add disclosure occurrence ID 2407477